MANAGER DIRECTED PORTFOLIOS
OPERATING EXPENSE LIMITATION AGREEMENT
with
HOOD RIVER CAPITAL MANAGEMENT LLC

This Operating Expense Limitation Agreement (the “Agreement”) is made as of May 14, 2024 by and between Manager Directed Portfolios (the “Trust”), a Delaware statutory trust, on behalf of each of the series of the Trust listed in Exhibit A hereto, as may be amended from time to time (the “Fund”), and the investment adviser to the Fund, Hood River Capital Management LLC (the “Adviser”), a Delaware limited liability company.

WITNESSETH:

WHEREAS, the Adviser serves as the investment adviser to the Fund pursuant to an Investment Advisory Agreement dated May 14, 2024, as may be amended from time to time (the “Investment Advisory Agreement”); and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 1 of this Agreement) borne by the Fund not to exceed the Annual Limit (as defined in Paragraph 2 of this Agreement), and the Trust (on behalf of the Fund) desires to allow the Adviser to implement the Annual Limit; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into this Agreement to limit the Fund’s Operating Expenses as a percentage of the Fund’s average daily net assets not to exceed the Annual Limit.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Adviser’s investment management fee described in the Investment Advisory Agreement, other expenses described in the Investment Advisory Agreement, and fees payable by the Fund under a securities lending agreement and amendments thereto, but does not include any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees (including sub-transfer agency fees), taxes, any expenses incurred in connection with borrowings made by a Fund, interest (including without limitation interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

2. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amount listed in Exhibit A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified by management of the Trust that an excess expense payment is due. The Adviser shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to satisfy the Annual Limit.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess payments paid by it pursuant to this Agreement, if so requested by the Adviser, within the following 36 months from the date of the management fee reduction and/or expense payment if the aggregate amount actually paid by the Fund toward the operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement is also contingent upon the Trust’s prior review and approval. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.

4. TERM. This Agreement shall become effective with respect to a Fund on the date of the commencement of operation of the Fund, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company

Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

9. NOTICE. Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MANAGER DIRECTED PORTFOLIOS on behalf its series listed on Exhibit A	HOOD RIVER CAPITAL MANAGEMENT LLC
By: /s/ Amber C. Kopp	By: /s/ Brian Smoluch
Name: Amber C. Kopp	Name: Brian Smoluch
Title: Secretary	Title: Chief Executive Officer

EXHIBT A

to the

OPERATING EXPENSE LIMITATION AGREEMENT

with

HOOD RIVER CAPITAL MANAGEMENT LLC

Series of Manager Directed Portfolios	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Hood River New Opportunities Fund	0.85%

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